
07006645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Audobon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street, 27th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sidney D. Wexler (212) 686-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney D. Wexler
(Name – *if individual, state last, first, middle name*)

10 East 40th Street, New York, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Potapchuk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Audobon Securities, Inc, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ODILIS ALMANZAR
Notary Public, State of New York
Registration #01AL6044360
Qualified In New York County
My Commission Expires July 3, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA

LARRY GREENSTEIN, CPA

212/686-4300

AUDITOR'S REPORT

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have audited the accompanying balance sheet of Audobon Securities, Inc. as of December 31, 2006, and the related statements of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audobon Securities, Inc. as at December 31, 2006, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement

of the computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by section 1.17 of the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SIDNEY D. WEXLER
Certified Public Accountant

New York, New York
March 27, 2007

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, N Y 10016

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

212/686-4300

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have examined the financial statements of Audobon Securities, Inc. as of December 31, 2006 and have issued my report thereon dated March 27, 2007. As part of my examination I have made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and regulation 1.16(d) of the Commodity Futures Trading Commission. This study and evaluation included a review of the procedures for safeguarding customer and firm assets. In addition, I reviewed the practices and procedures followed by the company in making computations of the minimum financial requirements pursuant to the regulations of 1.17.

Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted standards and regulation 1.16(d) the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

Board of Directors
Audobon Securities, Inc.
Page -2-

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance that the cost of a system should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management. However, for the purpose of this report under regulation 1.16(d), for the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the benefit of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregations of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ending December 31, 2006, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all the weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believed to be material.



SIDNEY D. WEXLER, C.P.A.

New York, New York
March 27, 2007

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

AUDOBON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:

CASH IN BANK	$	8,160,880
INVESTMENTS	$	578,457
ACCOUNTS RECEIVABLE	$	2,165
INTEREST RECEIVABLE	$	1,529
DUE FROM CLEARING BROKER	$	177,759,755
PREPAID EXPENSES	$	106,193
TOTAL CURRENT ASSETS	**$**	**186,608,979**

FIXED ASSETS:

EQUIPMENT	$	1,736
FURNITURE AND FIXTURES	$	198
LEASEHOLD IMPROVEMENTS	$	3,226
	$	5,160
LESS: ACCUMULATED DEPRECIATION	$	(2,106)
TOTAL FIXED ASSETS	**$**	**3,054**
TOTAL ASSETS	**$**	**186,612,033**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

ACCOUNTS PAYABLE	$	15
LOANS PAYABLE - DUBIN & SWIECA HOLDINGS, INC.	$	202,394
SECURITIES SOLD NOT YET PURCHASED	$	177,759,755
TOTAL CURRENT LIABILITIES	**$**	**177,962,164**

STOCKHOLDERS' EQUITY:

COMMON STOCK NO PAR VALUE AUTHORIZED 3,000 SHARES ISSUED AND OUTSTANDING 100 SHARES	$	25,000
ADDITIONAL PAID-IN CAPITAL	$	2,750,000
RETAINED EARNINGS	$	5,874,869
STOCKHOLDERS' EQUITY	**$**	**8,649,869**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**186,612,033**

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31,2006

INCOME:		
EQUITY INCOME	$	61,764
TRADING INCOME	$	1,127,074
OTHER INCOME	$	941
DIVIDEND INCOME	$	50,654
INTEREST INCOME	$	22,795
TOTAL INCOME	**$**	**1,263,228**
OPERATING EXPENSES		
OFFICERS SALARY	$	733,173
OFFICE SALARIES	$	9,127
BUSINESS GIFTS	$	2
CHARITABLE DONATIONS	$	1,532
DEPRECIATION EXPENSE	$	82
DUES AND SUBSCRIPTIONS	$	5,191
EMPLOYMENT AGENCY FEE	$	769
FIDELITY BOND	$	1,954
INSURANCE	$	137
LEGAL FEES	$	11,062
LICENSES AND PERMITS	$	13,088
NYC CORPORATION TAX	$	27,968
NYS CORPORATION TAX	$	325
OFFICE EXPENSE	$	125
PAYROLL SERVICE FEES	$	50
PAYROLL TAXES	$	10,947
POSTAGE AND MESSENGERS	$	6
PROFESSIONAL FEES	$	26,771
RENT EXPENSE	$	109
REPAIRS AND MAINTENANCE	$	11
TELEPHONE EXPENSE	$	32
TEMPORARY HELP	$	122
TRAVEL AND ENTERTAINMENT	$	526
UTILITIES	$	61
TOTAL OPERATING EXPENSES	$	843,170
NET INCOME BEFORE OTHER EXPENSES	**$**	**420,058**
OTHER INCOME		
(LOSS) ON INVESTMENTS	**$**	**(88,109)**
TOTAL OTHER INCOME	**$**	**(88,109)**
NET INCOME	**$**	**331,949**
RETAINED EARNINGS - JANUARY 1, 2006	$	5,542,920
RETAINED EARNINGS - DECEMBER 31, 2006	**$**	**5,874,869**

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2006

CASH - JANUARY 1, 2006	$	8,049,031
ADD: NET INCOME BEFORE DEPRECIATION	$	331,949
ACCOUNTS RECEIVABLE	$	8,923
DUE FROM CLEARING BROKER	$	20,897,648
INTEREST RECEIVABLE	$	4,487
INVESTMENTS	$	3,627,509
LEASEHOLD IMPROVEMENTS	$	82
LOANS RECEIVABLE - DUBIN & SWIECA HOLDINGS, INC.	$	362,112
PREPAID EXPENSES	$	32,720
TOTAL SOURCE	$	33,314,461
LESS: FIXED ASSETS PURCHASED		
ACCOUNTS PAYABLE	$	3,043
PAID IN CAPITAL	$	1,250,000
SECURITIES SOLD NOT YET PURCHASED	$	23,900,539
TOTAL APPLICATION	$	25,153,582
CASH - DECEMBER 31, 2006	$	8,160,880

SEE NOTES TO FINANCIAL STATEMENTS

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

AUDOBON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - NAME CHANGE

Dubin & Swieca Securities, Inc., filed with the State of Delaware on August 25, 1997, a Certificate of Amendment of Certificate of Incorporation, to change its name to Audobon Securities, Inc., and it was granted.

NOTE 2 - ORGANIZATION

Audobon Securities, Inc. ("Company") was granted approval as a broker-dealer in securities under the Securities Exchange Act of 1934 by the Securities and Exchange Commission on December 1, 1989. The Company was incorporated in Delaware on June 21, 1989 for the purpose of engaging in the various activities of the securities business.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires maintenance of minimum net capital. At December 31, 2006 the Company had net capital of $6,649,667, which was $6,549,667 in excess of its required net capital of $100,000.

NOTE 4

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c-3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

NOTE 5

The Company has elected to be treated as a Subchapter "S" corporation for Federal and New York State tax purposes. All income and losses will be taxed to the stockholders individually. New York City does not recognize the Subchapter "S" corporation and therefore, the corporation is liable for any taxes which may be due.

AUDOBON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 6

All common stock is owned by Henry Swieca and Glenn Dubin who are also the company's Managing Directors. The stock has no "Stated Value". It's value on the financial statements reflects the amounts contributed by the shareholders prior to commencing operations.

NOTE 7

The company is a member of the National Futures Association, a self-regulatory organization. The company is required by the NFA to meet certain capital requirements, and to make certain financial disclosures. Management asserts that all requirements have been met.

NOTE 8

These financial statements have been prepared under the accrual method of accounting. For tax purposes, the company has elected to report its income and expenses under the cash accounting method.

NOTE 9

The loans payable to Dubin & Swieca Holdings, Inc. in the amount of $202,394 represent expenses paid by Dubin & Swieca Holdings, Inc. for Audobon Securities, Inc., which were unpaid as of December 31, 2006. All common expenses incurred by Audobon Securities, Inc., Dubin & Swieca Asset Management, LLC, and Dubin & Swieca Capital Management, LLC are paid for by Dubin & Swieca Holdings, Inc. As the principals of Audobon Securities, Inc. and Dubin & Swieca Holdings, Inc. are the same principals, therefore, there is no interest due on these advancements.

NOTE 10

The Company has elected the mark to market method. Under this method, securities are reflected at market value. The investments reflected in this statement have been adjusted to reflect market value.

NOTE 11 - LITIGATION

The General Counsel of Audobon Securities, Inc. has informed us that there are no lawsuits or litigations pending or ongoing at the present time.

AUDOBON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 12 - DUE FROM CLEARING BROKER AND SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased represent listed equity securities that have been sold short and are valued at current market prices. Hedging such short sales is a put-call contract with a broker which represents the entire portfolio of securities sold short. The company earns interest from the broker on the proceeds received from the short sale. The put-call contract and the proceeds from the short sales are included in Due From Clearing Broker on the accompanying Statement of Financial Condition. The Clearing Broker is Bear Stearns Securities Corp.

AUDOBON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31,2006

STOCKHOLDERS' EQUITY - JANUARY 1, 2006	$ 9,567,920
NET INCOME	$ 331,949
REDUCTION IN PAID-IN CAPITAL	$ (1,250,000)
STOCKHOLDERS' EQUITY - DECEMBER 31, 2006	**$ 8,649,869**

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

AUDOBON SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2006

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 8,649,869
LESS: NONALLOWABLE ASSETS:	
INVESTMENTS	$ 15,000
FIXED ASSETS	$ 3,054
PREPAID EXPENSES	$ 106,193
TOTAL NONALLOWABLE ASSETS	$ 124,247
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	$ 8,525,622
HAIRCUTS:	
WARRANTS	$ 86,769
EQUITIES	$ 1,781,641
MONEY MARKET	$ 7,545
ADJUSTED NET CAPITAL	$ 6,649,667
MINIMUM NET CAPITAL REQUIREMENTS	$ 100,000
EXCESS NET CAPITAL	$ 6,549,667

THERE EXISTED NO MATERIAL DIFFERENCES BETWEEN AUDOBON SECURITIES, INC.'S COMPUTATION OF NET CAPITAL ON THE AMENDED UNAUDITED PART 11A AND MY COMPUTATION.

END